		EXHIBIT 11

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

For the three months
ended November 30,
	2004		2003
Net income	$965		$49
Weighted shares outstanding	7,314		7,140

Basic earnings per share	$0.13		$0.01

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	71		114

Weighted shares, diluted	7,385		7,254

Fully diluted Earnings per share	$0.13		$0.01

(Net income divided by dilutive shares)